ARKEMA

RECEIVED

2008 MAY -7 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002407

April, 30th ,2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " First share capital increase operation reserved for Arkema personnel is a success " .

ARKEMA
The world is our inspiration

Press release
Communiqué de presse

Colombes, April 30th 2008

First share capital increase operation reserved for Arkema personnel is a success

The success of the first share capital increase underlines the personnel's confidence in and commitment to Arkema's industrial project aimed at creating value over the long term. Some 4,000 employees from 19 countries have subscribed to 618,462 shares in total, thereby doubling the quota of employee shareholding to over 2 %.

With the aim of involving its personnel in the Group's development, less than two years after its stock market listing, Arkema launched a share capital increase program reserved for its employees. The operation took place from March 25th to April 13th 2008, with a subscription price of €30.42 per share, as fixed by the Board of Directors on March 4th 2008. This price corresponds to the average of the opening market price at the Paris *Bourse* over the 20 trading days preceding the Board of Directors' meeting, minus a 20 % discount.

"This initial share capital increase has truly been a success, reflecting the confidence of Arkema's personnel in their Group and their commitment to its development strategy" comments Michel Delaborde, Arkema Executive Vice President Human Resources and Communication.

Following this operation, Arkema's share capital has increased to €610,722,850 divided into 61,072,285 shares, and employee shareholding from 1 % to over 2 %.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

END